Media Release

Pacific Internet Appoints New Member to Executive Committee and Nominating Committee

SINGAPORE, December 13, 2005 -— Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, announced that Mr. Soon Hock Lim, an independent director on the Company’s Board of Directors, has been appointed as a member of the Company’s Executive Committee and Nominating Committee.

This is yet another step towards the Company’s long-term commitment of adopting best practices in corporate governance.

The Executive Committee facilitates the role of the Board by providing overall guidance and direction to the Company by assisting to device the Company’s group strategy, overseeing organizational performance and development and reviewing and approving specified operational issues. The Nominating Committee is responsible for assisting the Board in identifying and recommending qualified individuals for appointment to the Board based on approved criteria.

Mr. Lim is currently a Corporate Advisor and Company Director for several listed companies, government agencies and civic organizations. He was previously the Asia Pacific President of SITA Information Networking Computing. Prior to that, he was President and CEO of Australian-based Matrix Telecommunications and Chairman and CEO of its subsidiary, EasyCall International. Mr. Lim was the first Asian to lead the former Compaq’s Asia Pacific business as Vice President and Managing Director and was a member of its worldwide management team.

The other members of the Company’s Executive Committee are Mr. Bien Kiat Tan and Mr. Hai Chwee Chew while the Nominating Committee currently comprises of Mr. Bien Kiat Tan, Mr. Claude Charles and Mr. Johnson Tan.

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Editors’ Notes
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Media & Analyst Contacts
Mervin Wang / Manisha Singh
Pacific Internet Limited
(65) 9798 6077 / (65) 9362 9044
investor@pacific.net.sg

Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 ext 211
alan@cjpcom.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.